PINNACLE BANKSHARES CORPORATION

September 3, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

Pinnacle Bankshares Corporation

Registration Statement on Form S-4 filed on July 2, 2020, as amended by

Amendments No. 1 and No. 2 thereto filed on August 18, 2020

and September 3, 2020, respectively

File No. 333-239666 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Pinnacle Bankshares Corporation (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 2:00 p.m., Eastern Time, on September 8, 2020, or as soon thereafter as practicable.

The Company respectfully requests that it be notified of such effectiveness by a telephone call or email to Seth A. Winter of Troutman Pepper Hamilton Sanders LLP at (804) 697-2329 or seth.winter@troutman.com, respectively.

Sincerely,

PINNACLE BANKSHARES CORPORATION

By:	/s/ Aubrey H. Hall, III
Aubrey H. Hall, III
President and Chief Executive Officer

cc:	Susan S. Ancarrow, Esq.

Seth A. Winter, Esq.

Lee G. Lester, Esq.

Scott H. Richter, Esq.